UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Box Ships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share (including related preferred stock purchase rights)
(Title of Class of Securities)

Y09675 102
(CUSIP Number)

Michael Bodouroglou Box Ships Inc. 15 Karamanli Ave. 16673 Voula Athens, Greece 011 30 210 891 4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2012
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y09675 102

1.	NAMES OF REPORTING PERSONS

Michael Bodouroglou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,309,833(1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,309,833(1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,309,833(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Mr. Bodouroglou may be deemed to beneficially own 3,309,833 shares of common stock, par value $0.01 per share, of Box Ships Inc. ("Common Shares") through Neige International Inc., a Marshall Islands company of which he is the controlling person, consisting of (i) 1,976,500 Common Shares and (ii) 1,333,333 Common Shares that are issuable upon the exercise of 1,333,333 warrants to purchase Common Shares that are exercisable between July 1, 2012 and June 30, 2017, inclusive, at an exercise price of $7.74 per share.

(2) Pursuant to Rule 13d-3 of the Exchange Act, this percentage includes Common Shares underlying the warrants discussed above that are exercisable by Neige International Inc. within 60 days.

CUSIP No.	Y09675 102

1.	NAME OF REPORTING PERSONS

Neige International Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,309,833 (3)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,309,833 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,309,833 (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7% (4)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(3) As mentioned above, these Common Shares consist of (i) 1,976,500 Common Shares and (ii) 1,333,333 Common Shares that are issuable upon the exercise of 1,333,333 warrants to purchase Common Shares that are exercisable between July 1, 2012 and June 30, 2017, inclusive, at an exercise price of $7.74 per share.

(4) Pursuant to Rule 13d-3 of the Exchange Act, this percentage includes Common Shares underlying warrants discussed above that are exercisable by Neige International Inc. within 60 days.

Explanatory Note

The purpose of this Amendment No. 1 to Schedule 13D is to report the change in beneficial ownership of Box Ships Inc. (the "Issuer") by Neige International Inc., a Marshall Islands corporation, and Michael Bodouroglou, the controlling person of Neige International Inc., as a result of (i) the acquisition of 200,000 restricted shares of the Issuer's restricted Common Shares on December 5, 2011 pursuant to the Issuer's 2011 Equity Incentive Plan (the "Plan") and (ii) the acquisition in a private transaction on June 12, 2012 of 1,333,333 warrants, each warrant representing the right to purchase one Common Share.

Item 1.	Security and Issuer.

No material change from the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on June 10, 2011.

Item 2.	Identity and Background.

No material change from the Schedule 13D filed with the Commission on June 10, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 5, 2011, the Issuer issued 200,000 restricted Common Shares to Neige International Inc. pursuant to the Plan and a restricted share award agreement (the "Award Agreement"), dated December 5, 2011, by and between Neige International Inc. and the Issuer, as compensation for the services of Michael Bodouroglou as the Issuer's Chief Executive Officer for the year ended December 31, 2011. No additional compensation was paid for the 200,000 Common Shares.

On June 12, 2012, the Issuer issued 1,333,333 units to Neige International Inc. at a purchase price of $28.875 per unit, each unit consisting of one non-voting 9.75% Series B Cumulative Redeemable Perpetual Preferred Share ("Series B Preferred Share") and one warrant to purchase one Common Share, exercisable at any time between July 1, 2012 and June 30, 2017, inclusive, at an exercise price of $7.74 per share ("Warrant"), pursuant to a Share Purchase Agreement between the Issuer and Neige International Inc. dated June 12, 2012 (the "Share Purchase Agreement").

Item 4.	Purpose of Transaction.

The acquisitions described in Item 3 above are solely for investment purposes.

Neige International Inc. holds its Common Shares for investment purposes. The Common Shares that Michael Bodouroglou may be deemed to beneficially own are held for investment purposes, but as the Chairman, Chief Executive Officer and President of the Issuer, Mr. Bodouroglou controls the management and policies of the Issuer and may be involved in and may plan for his involvement in any or all of the activities described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Any future decision of Mr. Bodouroglou to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a. and b.)
As of June 12, 2012, the Issuer had outstanding 16,326,000 Common Shares. Based on the foregoing, Michael Bodouroglou and Neige International Inc. (collectively, the "Reporting Persons") report beneficial ownership of the following Common Shares:

Michael Bodouroglou may be deemed to beneficially own 3,309,833 Common Shares, representing approximately 18.7% of the Issuer's outstanding Common Shares.  This percentage ownership is based on 17,659,333 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 16,326,000 Common Shares outstanding and (ii) 1,333,333 Common Shares issuable upon the potential exercise of warrants to purchase the same number of Common Shares held by Neige International Inc. Mr. Bodouroglou has the sole power to vote or direct the vote of 3,309,833 Common Shares; the shared power to vote or direct the vote of 0 Common Shares; the sole power to dispose or direct the disposition of 3,309,833 Common Shares; and the shared power to dispose or direct the disposition of 0 Common Shares.

Neige International Inc. may be deemed to beneficially own 3,309,833 Common Shares, representing approximately 18.7% of the Issuer's outstanding Common Shares.  This percentage ownership is based on 17,659,333 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 16,326,000 Common Shares outstanding and (ii) 1,333,333 Common Shares issuable upon the potential exercise of warrants to purchase the same number of Common Shares held by Neige International Inc.  Neige International Inc. has the sole power to vote or direct the vote of 0 Common Shares; the shared power to vote or direct the vote of 3,309,833 Common Shares; the sole power to dispose or direct the disposition of 0 Common Shares; and the shared power to dispose or direct the disposition of 3,309,833 Common Shares.

(c.)
Item 3 is hereby incorporated herein by reference. Except as set forth in Item 3 or otherwise described herein, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d.)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Plan, Neige International Inc. entered into the Award Agreement with the Issuer for the granting of 200,000 restricted Common Shares to Neige International Inc., attached as Exhibit B hereto. Pursuant to the terms of the Award Agreement, the 200,000 Common Shares granted under the Award Agreement will vest ratably in annual installments over a three-year period commencing on December 31, 2012 and ending on December 31, 2014.  In addition, the Common Shares will vest in full immediately upon the occurrence of a change of control (as defined under the Plan), the involuntary termination of Mr. Bodouroglou's service as an executive officer of the Issuer and an employee of Allseas Marine S.A. without cause (as defined under the Plan) or if Mr. Bodouroglou's service is terminated by reason of his death or disability (as defined under the Plan).  If Mr. Bodouroglou voluntarily terminates his service or is removed for cause (as defined under the Plan), any unvested Common Shares will be forfeited. Under the Award Agreement, the Common Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to vesting, and upon the forfeiture of any Common Shares, Neige International Inc. loses the right to vote such Common Shares, to receive and retain all dividends on such Common Shares and all other rights, powers and privileges of a holder of such Shares.

Pursuant to the Share Purchase Agreement, attached as Exhibit C hereto, Neige International Inc. acquired 1,333,333 units of the Issuer in a private transaction on June 12, 2012 at a purchase price of $28.875 per unit, each unit consisting of one Series B Preferred Share and one Warrant.

On June 12, 2012, Neige International Inc. entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer, pursuant to which the Issuer granted Neige International Inc., and its affiliates or transferees, certain registration rights with respect to the Series B Preferred Shares, Warrants and the Common Shares issuable upon exercise of the Warrants acquired by Neige International Inc. pursuant to the Share Purchase Agreement (collectively, the "Securities"). Pursuant to the Registration Rights Agreement, Neige International Inc., and its affiliates and transferees, have the right, subject to certain terms and conditions, to require the Issuer, on up to three separate occasions following August 11, 2012, to register under the Securities Act of 1933, as amended, the Securities held by Neige International Inc., or its affiliates or transferees, for offer and sale to the public (including by way of underwritten public offering) and incidental or "piggyback" rights permitting participation in certain registrations of securities by the Issuer.

Other than as described above, neither Michael Bodouroglou nor Neige International Inc. has any contract, arrangement, understanding or relationship with any person with respect to their respective Common Shares.

Item 7.	Material to be Filed as Exhibits.

A.	Agreement between the Reporting Persons to file jointly
B.	Restricted Share Award Agreement dated December 5, 2011
C.	Share Purchase Agreement dated June 12, 2012.
D.	Registration Rights Agreement dated June 12, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2012

NEIGE INTERNATIONAL INC.*

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou
Title: Director and President

/s/ Michael Bodouroglou*
Name: Michael Bodouroglou

*The Reporting Person disclaims beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A dated June 22, 2012 with respect to the shares of common stock of Box Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: June 22, 2012

NEIGE INTERNATIONAL INC.

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou
Title: Director and President

/s/ Michael Bodouroglou
Name: Michael Bodouroglou

Exhibit B

RESTRICTED SHARE AWARD AGREEMENT

RESTRICTED SHARE AWARD AGREEMENT UNDER THE BOX SHIPS INC 2011 EQUITY INCENTIVE PLAN, dated 5th December 2011 (the "Grant Date"), between Box Ships Inc. (the "Company") and Neige International Inc. (the "Grantee"), duly represented by its Director and beneficial owner Mr. Michael Bodouroglou ("Mr. Bodouroglou").

This Restricted Share Award Agreement (this "Award Agreement") sets forth the terms and conditions of an award of 200,000 (two hundred thousand) shares (the "Award") of the Company's restricted common stock, par value US$ 0.01 per share ("Shares"), that are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified herein ("Restricted Shares") and that are granted to the Grantee under the Company's 2011 Equity Incentive Plan (the "Plan").

THIS AWARD IS SUBJECT TO ALL TERMS AND CONDITIONS OF THE PLAN AND THIS AWARD AGREEMENT. BY SIGNING YOUR NAME BELOW, YOU WILL HAVE CONFIRMED YOUR ACCEPTANCE OF THE TERMS AND CONDITIONS OF THIS AWARD AGREEMENT.

SECTION 1. Definitions. Capitalized terms used in this Award Agreement that are not defined in this Award Agreement have the meanings as used or defined in the Plan.

SECTION 2. The Plan. This Award is made pursuant to the Plan, the terms of which are incorporated herein by reference, and in all respects shall be interpreted in accordance with the Plan. The grant and terms of this Award are subject to the provisions of the Plan and to interpretations, regulations and determinations concerning the Plan established from time to time by the Administrator in accordance with the provisions of the Plan, including, but not limited to, provisions pertaining to (a) rights and obligations with respect to withholding taxes, (b) the registration, qualification or listing of the Company's shares, (c) capital or other changes of the Company and (d) other requirements of applicable law. The Administrator shall have the authority to interpret and construe this Award pursuant to the terms of the Plan, and its decisions shall be conclusive as to any questions arising hereunder.

SECTION 3. Vesting and Delivery. (a) Vesting. The Restricted Shares granted hereunder shall, subject to the conditions set forth below in this paragraph, vest ratably in annual installments over a three-year period commencing on the 31" December 2012 and ending on the 31" December 2014. All the Restricted Shares granted hereunder will vest in full immediately upon the occurrence of a Change in Control (as defined in the Plan) or, if the Grantee and Mr. Bodouroglou cease all relationships with the Company and its Affiliates as an Employee, Consultant and Director as a result of Mr. Bodouroglou's death or Disability (as defined in the Plan) or as a result of an involuntary termination of such relationship(s) by the Company and its Affiliates without Cause (as defined in the Plan), upon such event. The vesting of Restricted Shares pursuant to this Section 3(a) is conditioned upon the Grantee's and Mr. Bodouroglou's continuing to serve as an employee of the Company or an Affiliate (an "Employee") or as a consultant to the Company or an Affiliate (a "Consultant") or as a director of the Company ("Director") from the date of this Award Agreement through the applicable vesting date.

(b) Delivery of Shares. On or following the date of this Award Agreement, the Company shall issue, either in certificated or hook-entry form, Restricted Shares which shall be registered in the Grantee's name, and the Grantee shall deliver an executed copy of this Award Agreement to the Company in accordance with Section 13 below. The Company shall hold any such Restricted Shares issued in certificated form in escrow or shall require that the Grantee deposit such Restricted Shares (together with a stock power endorsed in blank) with the Company or such other custodian as may be designated by the Administrator or the Company, including a transfer agent, and shall be held by the Company or other custodian, as applicable, until such time, if any, as the Grantee's rights with respect to such Restricted Shares become vested, and, upon the vesting of the Grantee's rights with respect to any such Restricted Shares issued in certificated form, the Company or other custodian, as applicable, will deliver such certificates to the Grantee or the Grantee's legal representative, and the Restricted Shares shall upon vesting become ordinary Shares and cease to be subject to the restrictions of Section 6 of this Award Agreement and Section 2.6 of the Plan.

SECTION 4. Forfeiture of Restricted Shares. If the Grantee's rights with respect to any Restricted Shares or Retained Distributions (as defined below) awarded to the Grantee pursuant to this Award Agreement have not become vested in accordance with Section 3 of this Award Agreement prior to the Grantee's and Mr. Bodouroglou's ceasing to serve as an Employee, a Consultant or a Director, the Grantee's rights with respect to such Restricted Shares or Retained Distributions shall immediately terminate, and the Grantee will be entitled to no further payments or benefits with respect thereto.

SECTION 5. Voting Rights; Dividend Equivalents. Until the forfeiture of any Restricted Shares pursuant to Section 4 above and subject to the terms of the Plan and this Award Agreement (including Sections 3 and 6 hereof), the Grantee shall have the right to vote such Restricted Shares, to receive and retain all regular cash dividends paid on such Restricted Shares and to exercise all other rights, powers and privileges of a holder of Shares with respect to such Restricted Shares; provided that the Company will retain custody of all distributions other than regular cash dividends ("Retained Distributions") made or declared with respect to the Restricted Shares (and such Retained Distributions will be subject to the same restrictions, terms and conditions as are applicable to the Restricted Shares) until such time, if ever, as the Restricted Shares with respect to which such Retained Distributions have been made or declared have become vested, and such Retained Distributions shall not bear interest or be required to be segregated in a separate account.

SECTION 6. Non-Transferability of Restricted Shares and Retained Distributions. Unless otherwise provided by the Administrator in its discretion, Restricted Shares and Retained Distributions may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the time the applicable Shares become vested. Any purported sale, assignment, transfer, pledge or other encumbrance or disposition of Restricted Shares or Retained Distributions in violation of the provisions of this Section 6 and Sections 2.6 and 3.3 of the Plan shall be void.

SECTION 7. Taxes. The delivery of Shares pursuant to Section 3(b) above is conditioned on satisfaction of any applicable withholding taxes in accordance with Section 3.4 of the Plan and this Award is in all respects subject to the provisions of Section 3.4, 3.14 and 3.16 of the Plan.

SECTION 8. Consents, Stop Transfer Orders and Legends. (a) Consents. The Grantee's rights in respect of the Restricted Shares are conditioned on the receipt to the full satisfaction of the Administrator of (i) any required consents that the Administrator may determine to be necessary or advisable (including, without limitation, the Grantee's consenting to the Company's supplying to any third-party record keeper of the Plan such personal information as the Administrator deems advisable to administer the Plan), (ii) the Grantee's making or entering into such written representations, warranties and agreements in connection with the acquisition of any Shares pursuant to this Award as the Administrator may request in order to comply with applicable securities laws or this Award (including, without limitation, the Grantee's representing in writing to the Company (A) that it is the Grantee's intention to acquire the Shares under this Award Agreement for investment and not with a view to the distribution thereof, (B) that the Grantee shall comply with such restrictions on the subsequent transfer of such Shares as the Company or the Administrator shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof and (C) the Grantee's acknowledgment that all Share certificates delivered under this Award Agreement shall he subject to such stop transfer orders and other restrictions as the Company or the Administrator may deem advisable under the Plan, this Award Agreement or the rules, regulations and other requirements of the SEC, any stock exchange upon which such Shares are listed, and any applicable securities or other laws, and that certificates representing Shares may contain a legend to reflect any such restrictions) and (iii) any stock power endorsed by the Grantee in blank in accordance with Section 3(b).

(b) Stop Transfer Orders and Legends. The Company may affix to certificates for Shares issued pursuant to this Award Agreement any legend that the Administrator determines to be necessary or advisable (including to reflect any restrictions to which the Grantee may be subject under any applicable securities laws and/or with respect to non transferability pursuant to this Award Agreement), The Company may advise the transfer agent to place a stop order against any legended Shares.

SECTION 9. Changes in Capital Structure/Other Significant Events. This Award may be subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in Section 1.5 of the Plan.

SECTION 10. Governing Law. The Plan and this Award Agreement will be construed and administered in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws.

SECTION 11. Headings. Headings contained herein are for the purpose of convenience only and shall not be deemed in any way material or relevant to the construction or interpretation of this Award Agreement.

SECTION 12. Amendment and Termination of the Plan/Award. The Plan and/or this Award may be amended, cancelled or terminated in accordance with the terms of Section 3.1 of the Plan. No amendment to the Plan or this Award shall materially impair any rights or materially increase any obligations under this Award without the consent of the Grantee. The Administrator, in its sole discretion, may, in accordance with the terms of the Plan, accelerate the vesting of all or any portion of the Restricted Shares at such time and under such circumstances as the Administrator deems appropriate.

SECTION 13. Counterparts. This Award shall expire if this Award Agreement is not signed by the Grantee and returned to the Company within 120 days of the date of this Award Agreement. This Award Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE EXECUTED THIS AWARD AGREEMENT AS OF THE DATE FIRST WRITTEN ABOVE.

BOX SHIPS INC.

By:	/s/ Robert Perri
Name: Robert Perri
Title: Chief Financial Officer

GRANTEE

NEIGE INTERNATIONAL INC.

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou
Title: President/Secretary/Director

Exhibit C

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT (the "Agreement"), dated June 12, 2012, by and between Box Ships Inc., a Marshall Islands corporation (the "Company") and Neige International Inc., a Marshall Islands corporation (the "Purchaser").

WHEREAS, Allseas Marine S.A. ("Allseas"), a Liberian company and the commercial and technical manager of the Company, has entered into agreements (the "Acquisition Agreements") with Newcontainer No. 1 Shipping Inc., a subsidiary of Orient Overseas Container Line Limited, to acquire one 1995-built, 5,344 TEU containership, the OOCL Hong Kong, and one 1996-built, 5,344 TEU containership, the OOCL China (collectively, the "Acquisition Vessels"), for an aggregate purchase price of $62.3 million;

WHEREAS, Allseas has assigned its responsibilities under the Acquisition Agreements to the Company;

WHEREAS, in order to fund a portion of the purchase price of the Acquisition Vessels, the Company's board of directors has determined it is in the best interests of the Company to issue and sell to the Purchaser or its nominee on the terms and conditions set forth herein one million three hundred thirty-three thousand three hundred thirty-three (1,333,333) shares of the Company's 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, having the terms, rights, preferences and privileges set forth in the Statement of Designation of the Rights, Preferences and Privileges to be filed with the Registrar of Corporations of the Republic of the Marshall Islands as an amendment to the Company's Amended and Restated Articles of Incorporation in substantially the same attached hereto as Exhibit A, (the "Shares") and warrants to purchase one million three hundred thirty-three thousand three hundred thirty-three (1,333,333) shares of the Company's common stock, par value $0.01 per share (the "Warrants"); and

WHEREAS, it is a condition of the issuance and sale of the Shares and the Warrants that the Company and the Purchaser enter into a registration rights agreement for the Shares, Warrants and the shares of the Company's common stock, par value $0.01 per share, issuable upon exercise of the Warrants (the "Warrant Shares") (the "Registration Rights Agreement").

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for such other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1
PURCHASE AND SALE OF SHARES AND WARRANTS

Upon the terms and subject to the conditions of this Purchase Agreement:

1.1           Issuance and Purchase of Shares and Warrants.  On the Closing Date (defined below), upon the conditions set forth herein, the Company agrees to sell to the Purchaser or its nominee, and the Purchaser agrees to purchase the Shares and the Warrants.  In consideration for the Shares and the Warrants, the Purchaser shall pay in immediately available funds for the Shares and the Warrants, a purchase price of $28.875 per Share, totaling $38,499,990.375 in aggregate.

1.2           Terms of the Warrants.  The Warrants shall be in the form attached hereto as Exhibit B.

1.3           Closing, Delivery of Purchase Securities.

a.           The purchase and sale of the Shares and the Warrants shall take place at the offices of the Company, 15, Karamanli Avenue, Voula 16673, Athens, Greece, on June 12, 2012 (the "Closing Date"), or at such other time or place as the Company and the Purchaser shall mutually agree (which such time and place are designated the "Closing").

b.           Prior to the Closing Date, the Purchaser shall deliver to the Company any and all information relating to the Purchaser or their respective nominee as may be required by the Company's transfer agent in order to issue the Shares and the Warrants.

c.           At the Closing, the Company shall deliver to the Purchaser or its nominee (i) the certificates or other evidence of the issuance of the Shares in the name of the Purchaser and (ii) the certificates evidencing the Warrants.

c.           At the Closing, the Purchaser and the Company shall execute and deliver the Registration Rights Agreement.

ARTICLE II
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE COMPANY

The Company hereby represents and warrants to, and agrees with the Purchaser, as of the date hereof and the Closing Date, as follows:

2.1           Organization.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the Republic of the Marshall Islands.

2.2           Capacity; Authority; Validity.  The Company has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by the Company hereunder; this Agreement and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action of the Company; this Agreement has been duly executed and delivered by the Company; and assuming the due execution and delivery of this Agreement by the Purchaser, this Purchase Agreement constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2

2.3           Consent and Approvals; No Violation.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Company's Amended and Restated Articles of Incorporation or Amended and Restated By-laws; (b) require any consent, approval, authorization or permit of, or filing with or notification to; any governmental entity other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of material benefit) under the terms, conditions or provisions of any material agreement to which the Company is a party or by which any of the property or assets of the Company may be bound, except in such cases where the requisite waivers or consents have been obtained; or (d) violate any judgment, order, writ, decree, law, rule or regulation applicable to the Company, in each case that would have a material adverse effect on the legality, validity or enforceability of this Agreement or the Company's performance of its obligations hereunder.

2.4           No Litigation.  There is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened against or affecting the Company which would adversely affect or challenge the legality, validity or enforceability of this Agreement or the transactions contemplated hereby.

2.5           Issuance of the Securities.  The Shares and the Warrant Shares are duly authorized, and when issued and paid for in accordance with the terms of this Agreement and the Warrants, will be validly issued, fully paid and non-assessable and free and clear of all liens and encumbrances imposed by the Company and restrictions on transfer other than as set forth in this Agreement and the Warrants. The Warrants are duly authorized, and when duly executed and delivered in accordance with the terms of this Agreement, will be legally binding obligations of the Company and free and clear of all liens and encumbrances imposed by the Company and restrictions on transfer other than as set forth under applicable securities laws, in this Agreement and the Warrants.

ARTICLE III
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE PURCHASER

The Purchaser hereby represents and warrants to, and agrees with the Company, as of the date hereof and the Closing Date, as follows:

3.1           Accredited Investor.  The Purchaser and any nominee thereof is an "Accredited Investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the "Securities Act").

3.2           Acquiring Shares for Own Account.  The Purchaser and any nominee thereof is acquiring the Shares, the Warrants and any Warrant Shares from the Company for its own account solely for the purpose of investment and without a view to any resale or other distribution thereof in violation of the Securities Act.

3.3           Knowledge in Business.  The Purchaser and any nominee thereof has sufficient knowledge and experience in business, financial and investment matters so as to be able to evaluate the risks and merits of its investment in the Company and it is able financially to bear the risks thereof.

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3.4           No General Solicitation.  Neither the Purchaser nor any nominee thereof has been offered any Shares or Warrants by any means of general solicitation or advertising, including any of the following:

a.	any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio,

or

b.	any seminar or meeting whose attendees have been invited by general solicitation or advertising.

3.5           Access to Information.  The Purchaser and any nominee thereof had access to such information regarding the Company and its affairs as is necessary to enable it to evaluate the merits and risks of an investment in the Shares and Warrants.

3.6           Purchaser Acknowledgement.  The Purchaser and any nominee thereof acknowledges that (i) the Shares, the Warrants and the Warrant Shares (collectively, the "Securities") are all "restricted securities," as defined in Rule 144 under the Securities Act, (ii) a stop transfer order will be in effect and (iii) the Securities cannot not be sold, transferred, pledged or hypothecated in the absence of an effective registration statement for such securities under the Securities Act or an opinion of counsel satisfactory to the Company that registration is not required under the Securities Act.

3.7           No Registration.  The Purchaser understands that the Securities have not been registered under the Securities Act of 1933, as amended, (the "Securities Act"), the Shares and the Warrants are being sold in a transaction that is exempt from the registration requirements of the Securities Act and that the Securities may not be re-offered or resold except as permitted in the following sentence.  The Purchaser agrees that it will resell the Securities only (a) to the Company, its successors or assigns, (b) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (c) pursuant to an exemption from registration provided by Rule 144 under the Securities Act or another available exception from registration, or (d) pursuant to an effective registration statement under the Securities Act, and the Purchaser further agrees to provide to any person purchasing any of the Securities from it a notice advising such purchaser that resales of the Securities are restricted as stated herein.  The Purchaser understands that any certificates for the Securities shall carry a restrictive legend to such effect.

3.8           Resale.  The Purchaser understands that, on any proposed resale of the Securities, it will be required to furnish the Company such certification, legal opinions and other information as the Company may reasonably require to confirm that the proposed sale complies with the foregoing restrictions.

3.9           Restrictive Legend.  The Company has made the Purchaser aware that a legend will be placed on the share certificates stating that the Securities have not been registered under the Securities Act and referring to the restrictions on transferability and sale of the Securities.

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a.           Each certificate for the Shares shall have conspicuously written, printed, typed or stamped upon the face thereof, or upon the reverse thereof with a conspicuous reference on the face thereof, the following legend:

"THE 9.75% SERIES B CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

b.           Each certificate for the Warrants shall have conspicuously written, printed, typed or stamped upon the face thereof, or upon the reverse thereof with a conspicuous reference on the face thereof, the following legend:

"THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ANY EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

c.           Each certificate for the Warrant Shares shall have conspicuously written, printed, typed or stamped upon the face thereof, or upon the reverse thereof with a conspicuous reference on the face thereof, the following legend:

"THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

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3.10           Capacity; Authority; Validity.  The Purchaser has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed the Purchaser hereunder; this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary action of the Purchaser; this Agreement has been duly executed and delivered by the Purchaser; and, assuming the due execution and delivery of this Agreement by the Company, this Agreement constitutes the legal, valid and binding obligation of the Purchaser enforceable against such Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.11           Consent and Approvals; No Violation.  Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Purchaser's respective organizational or charter documents; (b) require any consent, approval, authorization or permit of, or filing with or notification to; any governmental entity other than those that have been made or obtained; (c) result in a default (or give rise to any right of amendment, termination, cancellation, consent, acceleration or loss of material benefit) under the terms, conditions or provisions of any material agreement to which any Purchaser is a party or by which any of the property or assets of any Purchaser may be bound, except in such cases where the requisite waivers or consents have been obtained; or (d) violate any judgment, order, writ, decree, law, rule or regulation applicable to any Purchaser, in each case that would have a material adverse effect on the legality, validity or enforceability of this Agreement or the performance by such party of its obligations hereunder.

3.12           No Litigation.  There is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened against or affecting the Purchaser which would adversely affect or challenge the legality, validity or enforceability of this Agreement or the transactions contemplated hereby.

ARTICLE IV
MISCELLANEOUS

4.1           Notices.  All notices and other communications by the Purchaser or the Company hereunder shall be in writing to the other party and shall be deemed to have been duly given when delivered in person or by an overnight courier service, or sent via telecopy transmission and verification received, or when posted by postal service, registered or certified mail, return receipt requested with postage prepaid, at the address set forth on the signature page hereto or to such other addresses as a party may from time to time designate to the other party by written notice thereof, effective only upon actual receipt.

4.2           Assignment.  This Agreement shall not be assigned by either party without the other's prior written consent.

4.3           Entire Agreement.  This Agreement constitutes the entire agreement by the parties hereto and supersedes any other agreement, whether written or oral, that may have been made or entered into between them relating to the matters contemplated hereby.

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4.4           Amendments and Waivers.  This Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by both of the parties hereto or, in the case of a waiver, by the party waiving compliance.

4.5           Captions; Counterparts, Execution.  The captions in this Purchase Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Purchase Agreement.  This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

4.6           Governing Law and Submission to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles.  Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding.

4.7           Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such invalidity or unenforceability, without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

4.8           Further Assurances.  Each of the parties shall, at all times, and from time to time, upon the request of the other party, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts as may be required to consummate the transactions contemplated in this Agreement as they are herein contemplated.  Each party shall, and shall use its commercially reasonable efforts to assure that any necessary third party shall, execute and deliver such documents and do such other acts and things as the other party may reasonably require for the purpose of giving to that other party the full benefit of all the provisions of this Agreement, and as may be reasonably required to complete the transactions contemplated in this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Purchaser and the Company have caused this Purchase Agreement to be duly executed as of the date first above written.

BOX SHIPS INC.

By:	/s/ Robert Perri
Name: Robert Perri
Title: Chief Financial Officer

NEIGE INTERNATIONAL INC.

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou
Title: President

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EXHIBIT A

STATEMENT OF DESIGNATION OF THE RIGHTS, PREFERENCES AND PRIVILEGES

OF

9.75% SERIES B CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

OF

BOX SHIPS INC.

The undersigned, Mr. Michael Bodouroglou and Ms. Maria Stefanou do hereby certify:

1.           That they are the duly elected and acting Chief Executive Officer and Secretary, respectively, of Box Ships Inc., a Marshall Islands corporation (the "Corporation").

2.           That pursuant to the authority conferred by the Corporation's Amended and Restated Articles of Incorporation, the Corporation's Board of Directors (the "Board of Directors") on June 12, 2012 adopted the following resolutions designating and prescribing the relative rights, preferences and limitations of the 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the "Series B Preferred Shares"):

RESOLVED, pursuant to the authority vested in the Board of Directors by the Corporation's Amended and Restated Articles of Incorporation, the Board of Directors does hereby establish a series of preferred stock of the Corporation, par value $0.01 per share, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

1.           Designation.  The distinctive serial designation of such series of Preferred Shares is "9.75% Series B Cumulative Redeemable Perpetual Preferred Shares."  Each Series B Preferred Share shall be identical in all respects to every other Series B Preferred Share, except as to the respective dates from which the Series B Liquidation Preference shall increase or from which dividends may begin accruing, to the extent such dates may differ. The Series B Preferred Shares represent perpetual equity interests in the Corporation and shall not give rise to a claim for payment of a principal amount at a particular date.

2.           Shares.

(a) Number.  The Series B Preferred Shares shall have a par value of $0.01 per share and the number of shares constituting such series shall initially be 2,500,000, which number the Board of Directors may from time to time increase or decrease (but not below the number of Series B Preferred Shares then outstanding).  Series B Preferred Shares that are purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued Preferred Shares undesignated as to series.

(b) Securities Depository.  The Series B Preferred Shares may be represented by a single certificate registered in the name of the Securities Depository or its nominee. So long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Corporation to Holders of the Series B Preferred Shares shall be made by making payments to, and communicating with, the Securities Depository.

3.           Dividends.

(a)           Dividends shall be cumulative and shall accrue on outstanding shares of Series B Preferred Share at the applicable Dividend Rate from June 12, 2012 with respect to Series B Preferred Shares issued on June 12, 2012 and from July 1, 2012 with respect to Series B Preferred Shares issued after June 12, 2012 until such time as the Corporation pays the dividend or redeems the shares in full in accordance with Sections 6 or 7 below. Dividends on Series B Preferred Shares shall accrue whether or not such dividends shall have been declared by the Board of Directors or authorized or paid by the Corporation, and whether or not the Corporation has profits, surplus, or other funds legally available for the payment of dividends. Dividends shall accumulate in each Dividend Period from and including the preceding Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date), to but excluding the next Dividend Payment Date for such Dividend Period, and dividends shall accrue on accumulated dividends at the applicable Dividend Rate. If any Dividend Payment Date otherwise would fall on a date that is not a Business Day, declared dividends shall be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Any dividend payable on the Series B Preferred Shares shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

Subject to the prior and superior right of the Holders of any Senior Securities (the issuance of which would require the affirmative vote of the Holders of the Series B Preferred Shares as set forth in Section 5), Holders of shares of Series B Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, preferential cumulative quarterly dividends payable in cash on each Dividend Payment Date, commencing on the first Dividend Payment Date after the first issuance of a Series B Preferred Share, in an amount per share equal to the applicable Dividend Rate.

(b)           Increase in Dividend Rate following a Cross Default, Dividend Payment Default or Failure to Redeem.  The Dividend Rate shall increase upon the occurrence of:

1.  Effective as of the date of such Cross Default, Dividend Payment Default or Failure to Redeem, and without duplication if more than one such event shall have occurred and is continuing at any time, the Dividend Rate payable on the Series B Preferred Shares shall increase to a number that is 1.25 times the Dividend Rate payable on the Series B Preferred Shares as of 5:00 p.m., New York City time, on the day immediately preceding the date of such Cross Default, Dividend Payment Default or Failure to Redeem; and

2.  On each subsequent Dividend Payment Date, the Dividend Rate payable in respect of the succeeding quarterly Dividend Period shall increase to a number that is 1.25 times the Dividend Rate payable on the Series B Preferred Shares as in effect as of 5:00 p.m., New York City time, on the day immediately preceding such Dividend Payment Date;

in each case until no Cross Default or Dividend Payment Default exists or, in the case of a Failure to Redeem, until all the Series B Preferred Shares are no longer outstanding.

Notwithstanding the foregoing, in no event shall dividends accrue on the Series B Preferred Shares at a rate greater than 25% per annum. If a Cross Default or Dividend Payment Default, as applicable, ceases to exist (as evidenced by the delivery of an Officer's Certificate by the Corporation to the Registrar and Transfer Agent), the Dividend Rate payable on the Series B Preferred Shares shall be reduced, effective as of the date such Cross Default or Dividend Payment Default ceases to exist, to such Dividend Rate that would have been applicable had such Cross Default or Dividend Payment Default never existed.

(c) Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Corporation shall pay those dividends, if any, on the Series B Preferred Shares that shall have been declared by the Board of Directors to the holders of record of such shares as such Holders' names appear on the stock transfer books of the Corporation maintained by the Registrar and Transfer Agent on the applicable dividend Record Date. The applicable Record Date (the "Record Date") for any dividend payment shall be the Business Day immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date shall be such date as may be designated by the Board of Directors in accordance with the Corporation's Bylaws and this Statement of Designation.

No dividend shall be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series B Preferred Shares and any Parity Securities through the most recent Dividend Payment Date.

Accumulated dividends in arrears for any past Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to Holders of the Series B Preferred Shares on the record date for such payment, which may not be more than 60 days before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series B Preferred Shares and any Parity Securities shall have not been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series B Preferred Shares shall be made in order of their respective Dividend Payment Dates, commencing with the earliest. If less than all dividends payable with respect to all Series B Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to shares of Series B Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series B Preferred Shares shall not be entitled to any dividend in excess of full cumulative dividends. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described in Section 3(a), no interest or sum of money in lieu of interest shall be payable in respect of any dividend payment which may be in arrears on the Series B Preferred Shares. If Series B Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends shall be paid to the Securities Depository in same day funds on each Dividend Payment Date.

4.           Liquidation Rights

(a)         Liquidation Event.  Upon the occurrence of any Liquidation Event, Holders of Series B Preferred Shares shall be entitled to receive out of the assets of the Corporation or proceeds thereof legally available for distribution to shareholders of the Corporation, after satisfaction of all liabilities, if any, to creditors of the Corporation and subject to the rights of holders of any shares of Senior Securities or Parity Securities then outstanding in respect of distributions upon a Liquidation Event, and before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other classes or series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to the Series B Liquidation Preference. For purposes of clarity, upon the occurrence of any Liquidation Event, (i) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders of the Series B Preferred Shares and (ii) the Holders of outstanding Series B Preferred Shares shall be entitled to the Series B Liquidation Preference per share in cash before any distribution shall be made to the holders of the Corporation's Common Shares or any other Junior Securities. Holders of Series B Preferred Shares shall not be entitled to any other amounts from the Corporation, in their capacity as Holders of such shares, after they have received the Series B Liquidation Preference. The payment of the Series B Liquidation Preference shall be a payment in redemption of the Series B Preferred Shares such that, from and after payment of the full Series B Liquidation Preference, any such Series B Preferred Share shall thereafter be cancelled and no longer be outstanding

(c)           Partial Payment. If, in the event of any distribution or payment described in Section 4(a) above where the Corporation's assets available for distribution to Holders of the outstanding Series B Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference, the Corporation's assets then remaining shall be distributed among the Series B Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Holders of Series B Preferred Shares receive a partial payment of their Series B Liquidation Preference, such partial payment shall reduce the Series B Liquidation Preference of their Series B Preferred Shares, but only to the extent of such amount paid.

(d)           Residual Distributions. After payment of the applicable Liquidation Preference to the Holders of the outstanding Series B Preferred Shares and Parity Securities, the Corporation's remaining assets and funds shall be distributed among the holders of the Common Shares and any other Junior Securities then outstanding according to their respective rights and preferences.

5.           Voting Rights.

(a)           General.  The Series B Preferred Shares shall have no voting rights except as set forth in this Section 5 or as otherwise provided by the BCA.

(b)           Right to Elect Two Directors. In the event that six quarterly dividends, whether consecutive or not, payable on the Series B Preferred Shares are in arrears, the Holders of Series B Preferred Shares shall have the right, voting separately as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect two members of the Board of Directors, and the size of the Board of Directors shall be increased as needed to accommodate such change. The right of such Holders of Series B Preferred Shares to elect a member of the Board of Directors shall continue until such time as all dividends accumulated and in arrears on the Series B Preferred Shares shall have been paid in full, at which time such right shall terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above in this Section 5(b). Upon any termination of the right of the Holders of the Series B Preferred Shares and holders of any other Parity Securities, if issued, to vote as a class for such director, the term of office of the director then in office elected by such holders voting as a class shall terminate immediately. Any director elected by the Holders of the Series B Preferred Shares, if issued, and holders of any other Parity Securities shall be entitled to one vote on any matter before the Board of Directors.

(c) Voting Power. For any matter described in this Section 5 in which the Holders of the Series B Preferred Shares are entitled to vote as a class, such Holders shall be entitled to one vote per Series B Preferred Share.

(d) Other Voting Rights. Unless the Corporation shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series B Preferred Shares, voting as a single class, the Corporation may not:

1.           Adopt any amendment to the Articles of Incorporation that adversely alters the preferences, powers or rights of the Series B Preferred Shares; or

2.           Issue any Parity Securities or Senior Securities.

(e) Voting Power. For any matter described in this Section 5 in which the Holders of the Series B Preferred Shares are entitled to vote as a class, such Holders shall be entitled to one vote per Series B Preferred Share. The Series B Preferred Shares held by the Corporation or any of its subsidiaries shall not be entitled to vote.

6.           Optional Redemption.

(a) Optional Redemption Price.  The Corporation shall have the right to redeem, in whole or in part, the Series B Preferred Shares with funds legally available for such purpose.  Any such redemption shall occur on a date set by the Corporation (the "Optional Redemption Date") and the Corporation shall effect any such redemption by paying cash for each Series B Preferred Shares to be redeemed at the redemption prices (each, a "Redemption Price") set forth below:

(i)           at any time on or prior to September 1,2012, on a pro-rata basis at a redemption price equal to 100% of the Series B Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption;

(ii)           thereafter, at any time on or prior to September 1, 2013, on a pro rata basis at a redemption price equal to 102.25% of the Series B Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption;

(iii)           thereafter, at any time on or prior to September 1, 2014, on a pro rata basis at a redemption price equal to 103.75% of the Series B Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption; and

(iv)           thereafter, at any time on a pro rata basis, at a redemption price equal to 105% of the Series B Liquidation Preference, plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption.

If the Series B Preferred Shares are held of record by the nominee of the Securities Depository, the Redemption Price shall be paid by the Paying Agent to the Securities Depository on the Redemption Date.

(b)           Optional Redemption Notice.  The Corporation shall give notice of any optional redemption by mail, postage prepaid less than 15 days not more than 60 days, other than in the case of the Series B Preferred Shares issued on the Original Issue Date, in which the Corporation shall give notice of any optional redemption no less than two days, before the scheduled Optional Redemption Date, to the Holders of record (as of the 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series B Preferred Shares to be redeemed as such Holders' names appear on the Corporation's stock transfer books maintained by the Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the "Optional Redemption Notice") shall state: (1) the Optional Redemption Date, (2) the number of Series B Preferred Shares to be redeemed and, if less than all outstanding Series B Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the applicable Redemption Price, (4) the place where the Series B Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the applicable Redemption Price therefor and (5) that dividends on the shares to be redeemed shall cease to accumulate from and after such Redemption Date.

(c)           Effect of Redemption; Partial Redemption. If the Corporation elects to redeem less than all of the outstanding Series B Preferred Shares, the number of shares to be redeemed shall be determined by the Corporation, and such shares shall be redeemed by such method of selection as the Securities Depository or the Corporation, as applicable, shall determine, with adjustments to avoid redemption of fractional shares. The aggregate Redemption Price for any such partial redemption of the outstanding Series B Preferred Shares shall be allocated correspondingly among the redeemed Series B Preferred Shares. The Series B Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation.

(d)           Optional Redemption Funds.  If the Corporation gives or causes to be given an Optional Redemption Notice, the Corporation shall deposit funds sufficient to redeem the Series B Preferred Shares as to which such Optional Redemption Notice shall have been given, no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Optional Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Optional Redemption Price to the Holders of the Series B Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor as set forth in the Optional Redemption Notice. If the Optional Redemption Notice shall have been given, from and after the Optional Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Optional Redemption Notice, all dividends on such Series B Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Corporation's shareholders shall cease, except the right to receive the Optional Redemption Price, and such shares shall not thereafter be transferred on the Corporation's stock transfer books or be deemed to be outstanding for any purpose whatsoever. The Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series B Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including redemption of Series B Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Corporation upon its written request after which repayment the Holders of the Series B Preferred Shares entitled to such redemption or other payment shall have recourse only to the Corporation. Notwithstanding any Redemption Notice, there shall be no redemption of any Series B Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Corporation with the Paying Agent.

(e)           Certificate. Any Series B Preferred Shares that are redeemed or otherwise acquired by the Corporation shall be canceled and shall constitute shares of Preferred Shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation. If only a portion of the Series B Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the paying Agent shall issue to the Holder of such shares a new certificate (or the applicable book-entry account shall be adjusted) to represent the number of Series B Preferred Shares that have not been called for redemption.

(f)           Redemption Priority. Except in the case of the Series B Preferred Shares issued on the Original Issue Date, in the event that full cumulative dividends on the Series B Preferred Shares and any Parity Securities shall have not been paid or declared and set apart for payment, the Corporation shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series B Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all Holders of Series B Preferred Shares and any Parity Securities. The Corporation shall not be permitted to redeem, repurchase or otherwise acquire any Common Shares or any other Junior Securities unless full cumulative dividends on the Series B Preferred Shares and any Parity Securities for all prior and the then-ending Dividend Periods shall have been paid or declared and set apart for payment.

7.           Mandatory Redemption.

The Series B Preferred Shares will be redeemed by the Corporation in whole and not in part upon the acquisition of more than 49% of our outstanding capital stock by any person unaffiliated with the Corporation's Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou or members of his family or companies legally or beneficially owned or controlled by such persons, subject to full compliance with the terms and covenants of the Corporation's loan facilities (the "Mandatory Redemption Date").  Upon the Mandatory Redemption Date, the Corporation will redeem the Series B Preferred Stock at a cash redemption price per share equal to the applicable Optional Redemption Price set forth in Section 7.  Holders of Series B Preferred Shares shall also be entitled to receive on the Mandatory Redemption Date an amount equal to all accumulated, accrued and unpaid dividends to the Mandatory Redemption Date (whether or not the Corporation has earnings and whether or not authorized by the Board of Directors or declared by the Corporation.)

8.           Rank.  The Series B Preferred Shares shall be deemed to rank:

(a)           senior to all classes of the Common Shares, the Corporation's Series A Participating Preferred Stock and to any other class or series of capital stock established after the Original Issue Date, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to with the Corporation's Common Shares as "Junior Securities"); and

(b)           on a parity with any other class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series are not expressly subordinated or senior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as "Parity Securities"); and

(c)           junior to all of the Corporation's indebtedness and other liabilities with respect to assets available to satisfy claims against the Corporation and to each class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it ranks senior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as "Senior Securities").

The Corporation may issue Junior Securities from time to time in one or more series without the vote or consent of the Holders of the Series B Preferred Shares. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. The Board of Directors shall also determine the number of shares constituting each series of securities. The ability of the Corporation to issue Parity Securities and Senior Securities is limited as described under Section 5.

9.           Common Shares.  On July 1, 2015, any Holders of Series B Preferred Shares shall receive, for no additional consideration, on a pro-rata basis Common Shares representing an aggregate of 5.0% of the then-outstanding Common Shares, on a fully diluted basis.

10.           Definitions.  As used herein, terms not otherwise defined in this Statement of Designation shall have the following meanings:

"Affiliate" means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, "control" (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

"Articles of Incorporation" means the Corporation's Amended and Restated Articles of Incorporation, as they may be further amended and/or restated from time to time.

"BCA" means the Business Corporations Act of the Republic of the Marshall Islands.

"Board of Directors" means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation and the BCA, any authorized committee thereof.

"Business Day" means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

"Bylaws" means the Amended and Restated Bylaws of the Corporation, as they may be further amended and/or restated from time to time.

"Common Shares" means each of the Corporation's shares of common stock, par value $0.01 per share.

"Cross Default" means a default by the Corporation under any credit facility if such default (a) is caused by a failure to pay principal of or interest or premium, if any, on outstanding indebtedness under the credit facility, or (b) results in the acceleration of such indebtedness prior to its maturity, and in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $10 million or more.

"Dividend Payment Date" means each January 1, April 1, July 1 and October 1, commencing on July 1, 2012; provided, however, that if any Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be on the immediately succeeding Business Day.

"Dividend Payment Default" occurs if four quarterly dividends payable on the Series B Preferred Shares are in arrears.

"Dividend Period" means a period of time commencing on and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and ending on and including the day next preceding the next Dividend Payment Date.

"Dividend Rate" means a rate initially equal on the Original Issue Date to 9.75% per annum of the Series B Liquidation Preference per share and, from time to time, after the Original Issue Date, such rate per annum as shall be increased upon any (1) Cross Default; (ii) Dividend Payment Default; or (iii) Failure to Redeem, all as set forth in Section 3(b) of this Statement of Designation.

"Failure to Redeem" means the Corporation's failure to redeem all the Series B Preferred Shares on or prior to June 30, 2015, whether or not the Board of Directors has authorized any such redemption and whether or not such redemption is legally permissible or is prohibited by any agreement to which the Corporation is subject.

"Holder" means the Person in whose name the Series B Preferred Shares are registered on the Corporation's records.

"Issue Date" shall mean the date on which the Series B Preferred Shares are issued to the Holder of the Series B Preferred Shares, other than the Original Issue Date.

"Junior Securities" has the meaning set forth in Section 8(a) of this Statement of Designation.

 "Liquidation Event" means the occurrence of a liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Corporation nor the consolidation or merger of the Corporation with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

"Liquidation Preference" means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) of this Statement of Designation and with respect to any holder of any class or series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of capital stock of the Corporation so provide). For avoidance of doubt, for the foregoing purposes the Series B Liquidation Preference is the Liquidation Preference with respect to the Series B Preferred Shares.

"Mandatory Redemption Date" has the meaning set forth in Section 7 of this Statement of Designation.

"Officer's Certificate" means a certificate signed by the Corporation's Chief Executive Officer or Chief Financial Officer or another duly authorized officer.

"Optional Redemption Date" has the meaning set forth in Section 6(b)  of this Statement of Designation.

"Optional Redemption Notice" has the meaning set forth in Section 6(b) of this Statement of Designation.

"Original Issue Date" shall mean June 12, 2012.

"Parity Securities" has the meaning set forth in Section 8(b) of this Statement of Designation.

"Paying Agent" means Computershare Inc., acting in its capacity as paying agent for the Series B Preferred Shares, and its respective successors and assigns, or any other payment agent appointed by the Corporation.

"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

"Preferred Shares" means any of the Corporation's preferred stock, par value $0.01 per share, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation's affairs, over shares of the Corporation's Common Shares, including, without limitation, the Series A Participating Preferred Stock and the Series B Preferred Shares.

"Record Date" has the meaning set forth in Section 3(c) of this Statement of Designation.

"Redemption Price" has the meaning set forth in Section 6(a) of this Statement of Designation.

"Registrar" means Computershare Inc., acting in its capacity as registrar for the Series B Preferred Shares, and its respective successors and assigns or any other registrar appointed by the Corporation.

"Securities Depository" means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Corporation.

"Senior Stock" has the meaning set forth in Section 8(c) of this Statement of Designation.

"Series B Liquidation Preference" means a liquidation preference for each Series B Preferred Share initially equal to US$30.00 per share, which liquidation preference shall be subject to (a) increase by the per share amount of any accumulated and unpaid dividends (whether or not such dividends shall have been declared) and (d) decrease upon a distribution in connection with a Liquidation Event described in Section 4 of this Statement of Designation which does not result in payment in full of the liquidation preference of such Series B Preferred Share.

"Statement of Designation" means this Statement of Designation relating to the Series B Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation.

"Transfer Agent" means Computershare Inc., acting in its capacity as transfer agent for the Series B Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Corporation.

For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words "include," "includes," or "including" are used, they are deemed followed by the words "without limitation;" all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for stock splits, stock combinations, stock dividends and similar events; and, except as otherwise set forth in this Statement of Designation, if any event under this Statement of Designation occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date.

10.           No Sinking Fund.  The Series B Preferred Shares shall not have the benefit of any sinking fund.

11.           Record Holders.  To the fullest extent permitted by applicable law, the Corporation may deem and treat the Holder of any Series B Preferred Share as the true, lawful and absolute owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

12.           Notices.  All notices or communications in respect of the Series b Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.

13.           Amendment.  At any time when any Series B Preferred Shares are outstanding, neither the Articles of Incorporation nor the Statement of Designation shall be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series B Preferred Shares so as to affect them adversely without the affirmative vote of the Holders of a majority or more of the outstanding shares of Series B Preferred Shares, voting separately as a class.

14.           Fractional Shares.  Series B Preferred Shares may not be issued in fractions of a share.

15.           No Other Rights.  The Series B Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Statement of Designation or in the Articles of Incorporation or as provided by applicable law.

RESOLVED FURTHER, that the officers of the Corporation be, and they hereby are, authorized and directed to prepare and file a Statement of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Marshall Islands law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions.

We further declare under penalty of perjury that the matters set forth in the foregoing Certificate of Designation are true and correct of our own knowledge.

Executed in Athens, Greece on June 12, 2012

Name: Michael Bodouroglou
Title: Chief Executive Officer

Name: Maria Stefanou
Title: Secretary

[Signature Page to Statement of Designation]

EXHIBIT B

WARRANT

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ANY EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

WARRANT

No. W - 1

For the Purchase of 1,333,333 Shares of Common Stock
of Box Ships Inc.

(Organized under the Laws of the Republic of the Marshall Islands)

This is to certify that, for value received, Neige International Inc., or its permitted assigns (hereinafter called the "Warrantholder"), is entitled, subject to the terms and conditions hereinafter set forth, to purchase 1,333,333 shares of common stock, par value $0.01 per share (the "Common Stock") of Box Ships Inc., a Marshall Islands corporation (hereinafter called the "Company"), from the Company at the purchase price of $7.74 per share, and to receive a certificate or certificates for the shares so purchased.  This Warrant is first issued on June 12, 2012 (the "Original Issue Date"), and shall remain outstanding until the Termination Date (as defined below) subject to the following terms and conditions.

1.           Terms and Exercise of Warrant

(a)           Exercise Period.  Subject to the terms of this Warrant, the Warrantholder shall have the right, at any time during the period commencing on July 1, 2012 and ending at 5:00 P.M., New York City time, on June 30, 2017 (the "Termination Date"), or if such date is a day on which banking institutions in The City of New York are authorized by law to close, then on the next succeeding day which shall not be such a day (a "Business Day"), to purchase from the Company up to the number of fully paid and nonassessable shares of Common Stock which the Warrantholder may at the time be entitled to purchase pursuant to this Warrant.  Such shares of Common Stock and other shares that the Company may be required by the operation of Section 4 to issue upon the exercise hereof are referred to hereinafter as the "Warrant Shares."

(b)           Method of Exercise.  This Warrant shall be exercised by surrender to the Company or the warrant agent, at its principal executive office at 15 Karamanli Avenue, 166 73 Voula, Athens, Greece, or at such other address as the Company may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company or such other address as the Warrantholder may designate in writing, of this Warrant certificate, together with the form of Election to Purchase, included as Exhibit A hereto, duly completed and signed, and upon payment to the Company of the Exercise Price (as defined in Section 3), for the number of Warrant Shares with respect to which this Warrant is then exercised together with all taxes and governmental fees and charges applicable upon such exercise.  Payment of the aggregate Exercise Price shall be made in cash or by certified check or cashier's check drawn on a financial institution reasonably acceptable to the Company, payable to the order of the Company, or by wire transfer in immediately available funds to an account specified by the Company.  In the event the Warrantholder elects to exercise only a portion of the Warrant Shares which the Warrantholder is entitled to purchase pursuant to this Warrant, the Company shall issue a new Warrant entitling the Warrantholder to purchase the remaining number of Warrant Shares not yet exercised (the "New Warrant"); provided, however, all Warrant Shares purchased pursuant to this Warrant and any New Warrants must be purchased before the Termination Date.

(c)           Share Issuance Upon Exercise.  Upon such surrender of this Warrant certificate and payment of such Exercise Price as aforesaid, the Company shall promptly thereafter issue to the Warrantholder in such name or names as the Warrantholder may designate in writing, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of the Warrant, together with cash, as provided in Section 5 hereof, with respect to any fractional Warrant Shares otherwise issuable upon such surrender.  Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of such Warrant Shares as of the close of business on the date of the surrender of this Warrant and payment of the Exercise Price, as aforesaid, notwithstanding that the certificates representing such Warrant Shares shall not actually have been delivered or that the transfer books of the Company shall then be closed.

2.           Legend On Warrant Shares.

Each certificate for Warrant Shares initially issued upon exercise of this Warrant, unless at the time of exercise such Warrant Shares are registered with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND COMPLIANCE WITH SUCH STATE LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Act of the securities represented thereby) shall also bear the above legend unless, in the opinion of such counsel as shall be reasonably approved by the Company, the securities represented thereby need no longer be subject to such restrictions.

3.           Exercise Price.

The price per share at which Warrant Shares shall be purchasable on the exercise of this Warrant shall be $7.74 per Share, subject to adjustment pursuant to Section 4 hereof (originally and as adjusted, the "Exercise Price").

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4.           Adjustment of Exercise Price and Number of Shares.

The number of Warrant Shares issuable upon the exercise of this Warrant Certificate and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

(a)           Merger.  If at any time there shall be a merger or consolidation of the Company with or into another corporation when the Company is not the surviving corporation, then, as part of such merger or consolidation, lawful provision shall be made so that the Warrantholder shall thereafter be entitled to receive upon exercise of rights herein granted, during the period specified herein and upon payment of the aggregate Exercise Price, the number of shares of stock or other securities or property of the successor corporation resulting from such merger or consolidation, to which a holder of the stock deliverable upon exercise of the rights granted in this Warrant would have been entitled in such merger or consolidation if such rights had been exercised immediately before such merger or consolidation.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Warrantholder after the merger or consolidation.  The Company will not effect any such merger or consolidation unless, prior to the consummation thereof, the successor corporation shall assume, by written instrument reasonably satisfactory in form and substance to the Warrantholder, the obligations of the Company under this Warrant.

(b)           Reclassification, Etc.  If the Company at any time shall, by combination or reclassification of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such combination, reclassification or other change.

(c)           Stock Dividends, Splits, Subdivisions or Combination of Shares.  If the Company at any time shall pay a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, or splits or subdivides its Common Stock, the Exercise Price shall be proportionately decreased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately increased.  If the Company at any time shall combine or reverse split its Common Stock, the Exercise Price shall be proportionately increased and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately decreased.

(d)           Distribution of Assets.  If the Company shall declare or make any dividend or other distribution of its non-cash assets (or rights to acquire its assets) to holders of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case, the Warrantholder shall be entitled to participate in such Distribution to the same extent that the Warrantholder would have participated therein if the Warrantholder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the participation in such Distribution.

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(e)           Notice of Adjustments; Notices.  Whenever the Exercise Price or number of shares hereunder shall be adjusted, the Company shall issue a certificate signed by its President, Chief Executive Officer or Chief Financial Officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Exercise Price and number of shares hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first class mail, postage prepaid, with a copy by facsimile or electronic transmission) to the Warrantholder. The Company shall give written notice to the Warrantholder at least 20 days prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions.

(f)           Notices of Corporate Events.  If the Company (i) shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any dividend or other distribution of cash, securities or other property in respect of its Common Stock, (ii) authorizes or approves any (a) capital reorganization of the Company, (b) any reclassification of the capital stock of the Company, (c) any consolidation or merger of the Company with or into another corporation, (d) any sale of all or substantially all of its assets in one or a series of related transactions or (e) any tender offer or exchange offer pursuant to which holders of the Common Stock are permitted to tender or exchange their shares for other securities, cash or property or (iii) authorizes the voluntary dissolution, liquidation or winding up of the Company, then the Company shall mail or cause to be mailed (with a copy by facsimile or electronic transmission) to each Warrantholder a notice describing the material terms and conditions of such transaction at least 20 calendar days prior to the applicable record or effective date on which a person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Warrantholder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

(g)           No other Adjustments; Warrant Certificates.  Except as provided in this Section 4, no other adjustments in the Exercise Price or the number or kind of securities issuable upon exercise of this Warrant shall be made during the term of this Warrant or upon exercise of this Warrant.

Irrespective of any adjustments in the Exercise Price or the number or kind of securities issuable upon the exercise of this Warrant, the Warrant certificate or certificates theretofore or thereafter issued may continue to express the same price or number or kind of securities stated in this Warrant initially issuable hereunder.

5.           Fractional Interest.

The Company shall not be required to issue fractional shares upon exercise of this Warrant but shall pay an amount of cash equal to the then current trading price, or if there is no public market, cash equal to the then fair market value of the Common Stock as reasonably determined by the Board of Directors of the Company, multiplied by such fraction.

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6.           Transfers of Warrant

(a)           Transfer, etc.  The Company shall from time to time register the transfer of this Warrant on its books and records upon surrender of this Warrant accompanied by a written instrument or instruments of transfer substantially in the form of Exhibit B attached hereto, duly executed by the registered holder or holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney or by the duly authorized agent, provided, however, that the Warrantholder shall have given at least five (5) Business Days prior notice thereof to the Company, which notice shall include the identity of the transferee.  Upon any such registration of transfer, a new Warrant shall be promptly issued to the transferee(s), in the denomination or denominations specified in such instrument of transfer, and if requested by the Warrantholder, the Company shall issue to the Warrantholder a new Warrant evidencing the portion of this Warrant not so transferred.

(b)           Transferee.  Any person in possession of this Warrant properly endorsed and, if not the original holder hereof, to whom possession was transferred in accordance with the provisions of this Section 6 is authorized to represent himself as absolute owner hereof and is granted power to transfer absolute title hereto by endorsement and delivery hereof to a bona fide purchaser hereof for value; each prior Warrantholder, taker or owner waives and renounces all of his equities or rights in this Warrant in favor of every such bona fide purchaser, and every such bona fide purchaser shall acquire title hereto and to all rights represented hereby.

(c)           Applicable Laws.  The Company shall not be required to register any transfer of this Warrant pursuant to Section 6 hereof if such registration or transfer violates applicable laws, including applicable United States or other securities laws.

7.           No Rights as Shareholder Conferred by Warrant.

This Warrant shall not entitle the Warrantholder to any of the rights of a holder of any common stock of the Company, including, without limitation, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Company or to exercise any voting rights.

8.           Notices.

Any notice given pursuant to this Warrant by the Company or by the Warrantholder shall be in writing and shall be deemed to have been duly given upon (a) transmitter's confirmation of the receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or (c) the expiration of five business days after the day when mailed by certified or registered mail, return receipt requested, postage prepaid at the following address:

If to the Company:
15 Karamanli Avenue
166 73 Voula
Athens, Greece
Facsimile No.:  + 30 2108955140

If to the Warrantholder, then to the address of the Warrantholder in the Company's books and records.

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Each party hereto may, from time to time, change the address to which notices to it are to be transmitted, delivered or mailed hereunder by written notice in accordance herewith to the other party.

9.           General Provisions.

(a)           Successors.  All the covenants and provisions of this Warrant shall bind and inure to the benefit of the respective executors, administrators, successors and assigns of the Warrantholder and the Company.

(b)           Choice of Law.  THIS WARRANT AND THE RIGHTS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY, PERFORMANCE, AND ENFORCEMENT, AND WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS.

(c)           Entire Agreement.  Except as provided herein, this Warrant, including exhibits, contains the entire agreement of the parties, and supersedes all existing negotiations, representations or agreements and other oral, written, or other communications between them concerning the subject matter of this Warrant.

(d)           Severability.  If any provision of this Warrant is unenforceable, invalid, or violates applicable law, such provision shall be deemed stricken and shall not affect the enforceability of any other provisions of this Warrant.

(e)           Captions.  The captions in this Warrant are inserted only as a matter of convenience and for reference and shall not be deemed to define, limit, enlarge, or describe the scope of this Warrant or the relationship of the parties, and shall not affect this Warrant or the construction of any provisions herein.

(f)           Amendments.  This Warrant may not be amended, and no provision or obligation herein may be waived, other than by a writing duly executed by each of the Warrantholder and the Company or, in the case of a waiver, by the party waiving compliance.

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IN WITNESS WHEREOF, the Company caused this Warrant to be duly executed as of the date first above written.

BOX SHIPS INC.

By:
Title:

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EXHIBIT A

BOX SHIPS INC.

ELECTION TO PURCHASE

Box Ships Inc.
15, Karamanli Avenue
Voula, 16673
Athens, Greece

Ladies and Gentlemen:

The undersigned hereby irrevocably elects to exercise the right of purchase set forth in the Warrant No. W - __ (the "Warrant"), to purchase thereunder ________ shares of Common Stock of  Box Ships Inc. (the "Shares") provided for therein and hereby tenders $______ in payment of the actual exercise price thereof, and requests that the Shares be issued in the name of

(Please Print Name and Address of Warrantholder above)

Dated: ______________,

Name of Warrantholder or Assignee:
(Please Print)

Address:

Signature:

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EXHIBIT B

BOX SHIPS INC.

WARRANT TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____________________ the attached Warrant and appoints the Secretary of Box Ships Inc. (the "Company") as its, his or her attorney to transfer said right on the books of the Company with full power of substitution in the premises.

Dated:

__________________________

(Signature must conform in all respects to name of Warrantholder as specified on the face of the Warrant or on the Company's books and records)

Address

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Exhibit D

REGISTRATION RIGHTS AGREEMENT

Dated June 12, 2012
by and among

BOX SHIPS INC.

and

NEIGE INTERNATIONAL INC.

This Registration Rights Agreement (this "Agreement") is made and entered into on June 12, 2012, by and among Box Ships Inc., a Marshall Islands corporation (the "Company") and Neige International Inc., a Marshall Islands corporation (the "Purchaser"), which has agreed, pursuant to the Share Purchase Agreement (defined below), to purchase one million three hundred thirty-three thousand three hundred thirty-three (1,333,333) shares of the Company's 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, (the "Shares") and warrants to purchase one million three hundred thirty-three thousand three hundred thirty-three (1,333,333) shares of the Company's common stock, par value $0.01 per share (the "Warrants") (such shares of common stock, par value $0.01 per share (the "Common Shares") issuable upon exercise of the Warrants, the "Warrant Shares") expiring on June 30, 2017. Such transaction described in the preceding sentence is referred to herein as the "Private Offering."

This Agreement is made pursuant to the Share Purchase Agreement, dated June 12, 2012, between the Company and the Purchaser (the "Purchase Agreement").  In order to induce the Purchaser to purchase the Shares and Warrants pursuant to the Purchase Agreement, the Company has agreed to provide the registration rights set forth in this Agreement.

The parties hereby agree as follows:

1.           Certain Definitions.

In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

"Affiliate" of any Person means any other Person which directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.  The term " control " (including the terms "controlling," "controlled by" and "under common control with") as used with respect to any Person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this Registration Rights Agreement, including all amendments, modifications and supplements and any exhibits or schedules to any of the foregoing, and shall refer to this Registration Rights Agreement as the same may be in effect at the time such reference becomes operative.

"Business Days" means any day that is not a Saturday, Sunday or other day in which banks are required or authorized by law to be closed in the City of New York or Athens Greece.

"Closing Date" means June 12, 2012 or such other date as the Company and the Purchaser may agree.

"Common Shares" means shares of Common Stock, par value $0.01 per share, of the Company and any other shares into which such shares are converted pursuant to a recapitalization or reorganization.

"Company" has the meaning set forth in the introductory paragraph.

"Demand Registration" has the meaning set forth in Section 2(a) hereof.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Governmental Entity" means any national, federal, state, municipal, local, territorial, foreign or other government or any department, commission, board, bureau, agency, regulatory authority or instrumentality thereof, or any court, judicial, administrative or arbitral body or public or private tribunal.

"Holder" means any holder of record of Registrable Securities and any transferees of such Registrable Securities from such Holders.  For purposes of this Agreement, the Company may deem and treat the registered holder of Registrable Securities as the Holder and absolute owner thereof, and the Company shall not be affected by any notice to the contrary.

"Initiating Holders" has the meaning set forth in Section 2(a) hereof.

"Person" means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, incorporated organization, association, corporation, institution, public benefit corporation, Governmental Entity or any other entity.

"Piggyback Registration" has the meaning set forth in Section 4(a) hereof.

"Prospectus" means the prospectus or prospectuses included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including issuer free writing prospectuses, post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

"Purchase Agreement" has the meaning set forth in the preamble hereof.

"Registrable Securities" means the Shares, the Warrants and the Warrant Securities issued and sold to the Purchaser in the Private Offering; provided, however, that Registrable Securities shall not include any securities that are or become tradeable without restriction as to volume pursuant to Rule 144 or that are sold by a Person to the public either pursuant to a Registration Statement or Rule 144.

"Registration Expenses" has the meaning set forth in Section 7(a) hereof.

"Registration Statement" means any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.

"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission as a replacement thereto having substantially the same effect as such rule.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Settlement Date" means June 12, 2012 or such other date as the Company and the purchaser may agree.

"Shares" has the meaning set forth in the preamble hereof.

"Shelf Registration" has the meaning set forth in Section 3(a) hereof.

"Shareholders" has the meaning set forth in the introductory paragraph.

"Suspension Notice" has the meaning set forth in Section 6(e) hereof.

"Underwritten registration" or "underwritten offering" means a registration in which securities of the Company are sold to underwriters for reoffering to the public.

"Warrants" has the meaning set forth in the preamble hereof.

"Warrant Shares" has the meaning set forth in the preamble hereof.

"Withdrawn Demand Registration" has the meaning set forth in Section 2(f) hereof.

2.	Demand Registrations.

(a)              Right to Request Registration. At any time commencing 90 days following the Settlement Date, any Holder or Holders may request registration under the Securities Act ("Initiating Holders") of all or part of the Registrable Securities ("Demand Registration"). The Company shall use its commercially reasonable efforts to effect, as expeditiously as possible, the Demand Registration of any number of Registrable Securities for which it receives requests in accordance with this Section 2.

Within 10 days after receipt of any such request for Demand Registration, the Company shall give written notice of such request to all other Holders of Registrable Securities and shall, subject to Sections 2(c) and 2(d) hereof, include in such registration all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 Business Days after the receipt of the Company's notice.

(b)              Number of Demand Registrations.  Subject to the provisions of Section 2(a), the Initiating Holders of Registrable Securities shall collectively be entitled to request an aggregate of three Demand Registrations. A registration shall not count as one of the permitted Demand Registrations (i) until it has become effective, (ii) if the Initiating Holders requesting such registration are not able to have registered and sold at least 50% of the Registrable Securities requested by such Initiating Holders to be included in such registration, or (iii) in the case of a Demand Registration that would be the last permitted Demand Registration requested hereunder, if the Initiating Holders requesting such registration are not able to have registered and sold all of the Registrable Securities requested to be included by such Initiating Holders in such registration.

(c)              Priority on Demand Registrations.  The Company shall not include in any Demand Registration any securities which are not Registrable Securities without the written consent of the Holders of a majority of the Registrable Securities to be included in such registration, or, if such Demand Registration is an underwritten offering, without the written consent of the managing underwriters.  If the managing underwriters of the requested Demand Registration advise the Company in writing that in their opinion the number of shares of Registrable Securities proposed to be included in any such registration exceeds the number of securities which can be sold in such offering without having an adverse affect on such offering, including the price at which such Registrable Securities can be sold, the Company shall include in such registration only the number of shares of Registrable Securities which in the opinion of such managing underwriters can be sold without having the adverse effect referred to above.  If the number of shares which can be sold without having the adverse effect referred to above is less than the number of shares of Registrable Securities proposed to be registered, the amount of Registrable Securities to be so sold shall be allocated (i) first, the Registrable Securities requested to be included therein by the Purchaser, and (ii) second, the Registrable Securities requested to be included therein by the other Holders, if any, pro rata among such Holders on the basis of the number of shares requested to be registered by such Holders. If the number of shares which can be sold exceeds the number of shares of Registrable Securities proposed to be sold, such excess shall be allocated pro rata among the other holders of securities, if any, desiring to participate in such registration based on the amount of such securities initially requested to be registered by such holders or as such holders may otherwise agree.

(d)              Restrictions on Demand Registrations.  The Company shall not be obligated to effect any Demand Registration within three months after the termination of an offering under a previous Demand Registration or a previous registration under which the Initiating Holder had piggyback rights pursuant to Section 4 hereof where the Initiating Holder was permitted to register and sell all of the Registrable Securities requested to be included therein.  The Company may postpone for up to 90 days the filing or the effectiveness of a Registration Statement for a Demand Registration if, based on the good faith judgment of the Company's board of directors, such postponement or withdrawal is necessary in order to avoid premature disclosure of a matter the board has determined would not be in the best interest of the Company to be disclosed at such time; provided, that in no event shall the Company withdraw a Registration Statement after such Registration Statement has been declared effective; and provided, further, that in the event described above, the Initiating Holders requesting such Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration shall not count as one of the permitted Demand Registrations.  The Company shall provide written notice to the Initiating Holders requesting such Demand Registration of (i) any postponement or withdrawal of the filing or effectiveness of a Registration Statement pursuant to this Section 2(d), (ii) the Company's decision to file or seek effectiveness of such Registration Statement following such withdrawal or postponement and (iii) the effectiveness of such Registration Statement.  The Company may defer the filing of a particular Registration Statement pursuant to this Section 2(d) only once during any 12-month period.

(e)              Selection of Underwriters.  If any of the Registrable Securities covered by a Demand Registration are to be sold in an underwritten offering, the Initiating Holders shall have the right to select the managing underwriter or underwriters to administer the offering subject to the approval of the Company, which will not be unreasonably withheld.

(f)              Effective Period of Demand Registrations.  After any Demand Registration filed pursuant to this Agreement has become effective, the Company shall use its commercially reasonable efforts to keep such Demand Registration effective for a period equal to one year from the date on which the SEC declares such Demand Registration effective (or if such Demand Registration is not effective during any period within such period, such period shall be extended by the number of days during such period when such Demand Registration is not effective), or such shorter period which shall terminate when all of the Registrable Securities covered by such Demand Registration have been sold pursuant to such Demand Registration or are otherwise permitted to be resold freely by all selling shareholders in such Demand Registration under Rule 144 without regard to volume.  If the Company shall withdraw any Demand Registration pursuant to Section 2(d) (a "Withdrawn Demand Registration"), the Initiating Holders of the Registrable Securities remaining unsold and originally covered by such Withdrawn Demand Registration shall be entitled to a replacement Demand Registration which (subject to the provisions of this Section 2 the Company shall use its best efforts to keep effective for a period commencing on the effective date of such Demand Registration and ending on the earlier to occur of the date (i) which is one year from the effective date of such Demand Registration and (ii) on which all of the Registrable Securities covered by such Demand Registration have been sold or are otherwise permitted to be resold freely by all selling shareholders in such Demand Registration under Rule 144 without regard to volume.  Such additional Demand Registration otherwise shall be subject to all of the provisions of this Agreement.

3.	Shelf Registration.

(a)              At such time as the Company is eligible to use Form F-3 under the Securities Act (or any successor form) for sales of Registrable Securities by a Holder, at the request of Holders of the lesser of (x) 5% of the Registrable Securities (without reduction for Common Shares that cease to be Registrable Securities) and (y) Registrable Securities having an aggregate market value of at least $10 million, commencing on the 90th day following the Settlement Date, the Company shall use its commercially reasonable efforts to effect, as expeditiously as possible, the registration under the Securities Act of any number of Registrable Securities for which it receives requests in accordance with this Section 3 (the "Shelf Registration").  The Company shall use its commercially reasonable best efforts to cause such Registration Statement to become effective as promptly as practicable and maintain the effectiveness of such Registration Statement (subject to the terms and conditions herein) for a period ending on the earlier of (i) three years following the date on which such Registration Statement first becomes effective (but one year if the Company is not able to use Form F-3 under the Securities Act (or any successor form)) and (ii) the date on which all Registrable Securities covered by such Registration Statement have been sold and the distribution contemplated thereby has been completed or have become freely tradeable pursuant to Rule 144 without regard to volume.

(b)              The Shelf Registration Statement pursuant to this Section 3 shall to the extent possible under applicable law, be effected to permit sales on a continuous basis pursuant to Rule 415 under the Securities Act. Any takedown under the Shelf Registration pursuant to this Section 3 may or may not be underwritten; provided, however, that (i) Holders may request any underwritten takedown only to be effected as a Demand Registration (in which event, unless such Demand Registration would not require representatives of the Company to meet with prospective purchasers of the Company's securities, a Demand Registration must be available under Section 2(b) and the number of Demand Registrations available shall be reduced by one thereunder) or (ii) Holders may request an unlimited number of underwritten takedowns to be effected in accordance with the terms of Section 4. The Company shall be entitled to effect the Shelf Registration on any available form under the Securities Act.

(c)              Within 10 Business Days after receipt of any such request for the Shelf Registration, the Company shall give written notice of such request to all other Holders of Registrable Securities and shall include in such registration all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 Business Days after the receipt of the Company's notice.

(d)              The Company, and any other holder of the Company's securities who has registration rights, may include its securities in any Shelf Registration effected pursuant to this Section 3.

4.	Piggyback Registrations.

(a)              Right to Piggyback.  If at any time commencing on the 90th day following the Settlement Date, the Company proposes to register any of its common equity securities under the Securities Act (other than a registration statement on Form S-8 or on Form F-4 (or any similar successor forms thereto or in connection with (A) an employee stock option, stock purchase or compensation plan or securities issued or issuable pursuant to any such plan, or (B) a dividend reinvestment plan), whether for its own account or for the account of one or more shareholders of the Company, and the registration form to be used may be used for any registration of Registrable Securities (a " Piggyback Registration "), the Company shall give prompt written notice (in any event within 10 days after its receipt of notice of any exercise of other demand registration rights) to all Holders of its intention to effect such a registration and shall, subject to Sections 4(b) and 4(c), include in such registration all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice.  The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion.

(b)              Priority on Primary Registrations.  If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without having an adverse effect on such offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included therein by the Purchaser, (iii) third, the Registrable Securities requested to be included therein by the other Holders, if any, pro rata among such Holders on the basis of the number of shares requested to be registered by such Holders, and (iv) fourth, other securities requested to be included in such registration pro rata among the holders of such securities on the basis of the number of shares requested to be registered by such holders or as such holders may otherwise agree.

(c)              Priority on Secondary Registrations.  If a Piggyback Registration is an underwritten secondary registration on behalf of a holder of the Company's securities other than Registrable Securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without having an adverse effect on such offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration, (ii) second, the Registrable Securities requested to be included therein by the Purchaser, (iii) third, the Registrable Securities requested to be included therein by the other Holders, if any, pro rata among such Holders on the basis of the number of shares requested to be registered by such Holders, and (iv) fourth, other securities requested to be included in such registration pro rata among the holders of such securities on the basis of the number of shares requested to be registered by such holders or as such holders may otherwise agree.

(d)              Selection of Underwriters.  If any Piggyback Registration is an underwritten primary offering, the Company shall have the right to select the managing underwriter or underwriters to administer any such offering.

(e)              Other Registrations.  If the Company has previously filed a Registration Statement with respect to Registrable Securities, and if such previous registration has not been withdrawn or abandoned, the Company shall not be obligated to cause to become effective any other registration of any of its securities under the Securities Act, whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least 90 days has elapsed from the termination of the offering under the previous registration.

5.             Holdback Agreements.

The Company and each Holder agrees to enter into a reasonable and customary lock-up agreement with the underwriters for any underwritten Demand Registration upon request of such underwriters.

6.             Registration Procedures.

(a)              Whenever the Holders request that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its commercially reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended methods of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

(i)
prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use its best efforts to cause such Registration Statement to become effective as soon as practicable thereafter; and before filing a Registration Statement or Prospectus or any amendments or supplements thereto, furnish to the Holders of Registrable Securities covered by such Registration Statement and the underwriter or underwriters, if any, copies of all such documents proposed to be filed, including documents incorporated by reference in the Prospectus and, if requested by such Holders, the exhibits incorporated by reference, and such Holders shall have the opportunity to object to any information pertaining to such Holders that is contained therein and the Company will make the corrections reasonably requested by such Holders with respect to such information prior to filing any Registration Statement or amendment thereto or any Prospectus or any supplement thereto;

(ii)
prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a period of not less than one year, in the case of a Demand Registration or such shorter period as is necessary to complete the distribution of the securities covered by such Registration Statement and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;

(iii)
furnish to each seller of Registrable Securities such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(iv)
use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided, that the Company will not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph 6(a)(iv), (y) subject itself to taxation in any such jurisdiction, or (z) consent to general service of process in any such jurisdiction);

(v)
notify each seller of such Registrable Securities, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

(vi)
in the case of an underwritten offering, enter into such customary agreements (including underwriting agreements in customary form with customary indemnification provisions) and take all such other actions as the Holders of a majority of the Registrable Securities being sold or the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, making members of senior management of the Company available to participate in, and cause them to cooperate with the underwriters in connection with, "road-show" and other customary marketing activities (including one-on-one meetings with prospective purchasers of the Registrable Securities)) and cause to be delivered to the underwriters and the sellers, if any, opinions of counsel to the Company in customary form, covering such matters as are customarily covered by opinions for an underwritten public offering as the underwriters may request and addressed to the underwriters and the sellers;

(vii)
make available, for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement;

(viii)	use its best efforts to cause all such Registrable Securities to be listed on each securities exchange on which securities of the same class issued by the Company are then listed;

(ix)
if requested, use its commercially reasonable efforts to cause to be delivered, immediately prior to the effectiveness of the Registration Statement (and, in the case of an underwritten offering, at the time of delivery of any Registrable Securities sold pursuant thereto), letters from the Company's independent certified public accountants addressed to each selling Holder (unless such selling Holder does not provide to such accountants the appropriate representation letter required by rules governing the accounting profession) and each underwriter, if any, stating that such accountants are independent public accountants within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC thereunder, and otherwise in customary form and covering such financial and accounting matters as are customarily covered by letters of the independent certified public accountants delivered in connection with primary or secondary underwritten public offerings, as the case may be;

(x)
make generally available to its shareholders a consolidated earnings statement (which need not be audited) for the 12 months beginning after the effective date of a Registration Statement as soon as reasonably practicable after the end of such period, which earnings statement shall satisfy the requirements of an earning statement under Section 11(a) of the Securities Act;

(xi)
if reasonably requested by the managing underwriter or underwriters or a Holder of Registrable Securities being sold in connection with an underwritten offering, promptly incorporate in a Prospectus supplement, post-effective amendment or issuer free writing prospectus such information as the managing underwriters or the Holders of a majority of the Registrable Securities being sold in such underwritten offering determine, upon advice of counsel, is legally required to be included therein relating to the sale of the Registrable Securities, including, without limitation, information with respect to the aggregate number of shares of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering; and promptly make all required filings of such Prospectus supplement post-effective amendment or issuer free writing prospectus;

(xii)	provide a CUSIP number for the Registrable Securities no later than the effective date of such Registration Statement;

(xiii)	use commercially reasonable efforts to prevent the happening of any event of the kinds described in clauses (C) and (D) of Section 6(a)(xv);

(xiv)	cooperate and assist in any filings required to be made with the Financial Industry Regulatory Association; and

(xv)	promptly notify each seller of Registrable Securities and the underwriter or underwriters, if any:

(A)
when the Registration Statement, any pre-effective amendment, the Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective;

(B)
of any comments of the SEC or of any written request by the SEC for amendments or supplements to the Registration Statement or Prospectus that relate to information provided, or to be provided, by such seller or underwriter;

(C)	of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement;

(D)
of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction; and

(E)
of the happening of any event which makes any statement of a material fact made in any Registration Statement, Prospectus or any document incorporated therein by reference untrue or which requires the making of any changes in any Registration Statement, Prospectus or any document incorporated therein by reference in order to make the statements therein (in the case of any Prospectus, in the light of the circumstances under which they were made) not misleading.

(b)              The Company shall ensure that no Registration Statement (including any amendments or supplements thereto and Prospectuses contained therein) shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus, in the light of the circumstances under which they were made) not misleading (except, with respect to any Holder, for an untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in reliance on and in conformity with written information furnished to the Company by or on behalf of such Holder specifically for use therein).

(c)              The Company shall make available upon request to each Holder whose Registrable Securities are included in a Registration Statement (i) promptly after the same is prepared and publicly distributed or filed with the SEC, one copy of each Registration Statement and any amendment thereto and each preliminary Prospectus and Prospectus and each amendment or supplement thereto, and (ii) such number of copies of a Prospectus, including a preliminary Prospectus, and all amendments and supplements thereto and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder.  The Company will promptly notify each Holder by facsimile or electronic mail of the effectiveness of each Registration Statement or any post-effective amendment.  The Company will promptly respond to any and all comments received from the SEC, with a view towards causing each Registration Statement or any amendment thereto to be declared effective by the SEC as soon as practicable and shall file an acceleration request as soon as practicable following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review.

(d)              The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish to the Company any other information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing.

(e)              Each seller of Registrable Securities agrees by having its shares treated as Registrable Securities hereunder that, upon notice of the happening of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any material fact necessary to make the statements therein not misleading (a "Suspension Notice"), such seller will forthwith discontinue disposition of Registrable Securities for a reasonable length of time not to exceed 90 days until such seller is advised in writing by the Company that the use of the Prospectus may be resumed and is furnished with a supplemented or amended Prospectus as contemplated by Section 6(c) hereof, and, if so directed by the Company, such seller will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such seller's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice; provided, however, that such postponement of sales of Registrable Securities by the Holders shall not exceed 120 days in the aggregate in any one year.  If the Company shall give any notice to suspend the disposition of Registrable Securities pursuant to a Prospectus, the Company shall extend the period of time during which the Company is required to maintain the Registration Statement effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date such seller either is advised by the Company that the use of the Prospectus may be resumed or receives the copies of the supplemented or amended Prospectus contemplated by Section 6(e).  In any event, the Company shall not be entitled to deliver more than three Suspension Notices in any one year.

7.           Registration Expenses.

(a)              All expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, listing application fees, printing expenses, transfer agent's and registrar's fees, cost of distributing Prospectuses in preliminary and final form as well as any supplements thereto, and fees and disbursements of counsel for the Company and all independent certified public accountants and other Persons retained by the Company (all such expenses being herein called "Registration Expenses") (but not including any underwriting discounts or commissions attributable to the sale of Registrable Securities or fees and expenses of more than one counsel representing the Holders of Registrable Securities), shall be borne by the Company.  In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which they are to be listed.

(b)              In connection with each registration initiated hereunder (whether a Demand Registration or a Piggyback Registration), the Company shall reimburse the Holders covered by such registration or sale for the reasonable fees and disbursements of one law firm chosen by the Holders of a majority of the Registrable Securities included in such registration or sale.

(c)              The obligation of the Company to bear the expenses described in Section 7(a) and to reimburse the Holders for the expenses described in Section 7(b) shall apply irrespective of whether a registration, once properly demanded, if applicable, becomes effective, is withdrawn or suspended, is converted to another form of registration and irrespective of when any of the foregoing shall occur; provided, however, that Registration Expenses for any Registration Statement withdrawn solely at the request of a Holder of Registrable Securities (unless withdrawn following postponement of filing by the Company in accordance with Section 2(d)(i) or (ii)) or any supplements or amendments to a Registration Statement or Prospectus resulting from a misstatement furnished to the Company by a Holder shall be borne by such Holder.

8.           Indemnification.

(a)              The Company shall indemnify, to the fullest extent permitted by law, each Holder, its officers, directors and Affiliates and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation or alleged violation by the Company of the Securities Act, the Exchange Act or applicable blue sky laws, except insofar as the same are made in reliance and in conformity with information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein or caused by such Holder's failure to deliver to such Holder's immediate purchaser a copy of the Registration Statement or Prospectus or any amendments or supplements thereto (if the same was required by applicable law to be so delivered).  In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders.

(b)              In connection with any Registration Statement in which a Holder of Registrable Securities is participating, each such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, shall indemnify, to the fullest extent permitted by law, the Company, its officers, directors Affiliates, and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that the same are made in reliance and in conformity with information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein or caused by such Holder's failure to deliver to such Holder's immediate purchaser a copy of the Registration Statement or Prospectus or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such Holder with a sufficient number of copies of the same; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders and the liability of each such Holder shall be in proportion to and limited to the net amount received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

(c)              Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification, provided that the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have under this Section 8 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to an indemnified party otherwise than under this Section 8 and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party.  If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld).  An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party there may be one or more legal or equitable defenses available to such indemnified party which are in addition to or may conflict with those available to another indemnified party with respect to such claim.  Failure to give prompt written notice shall not release the indemnifying party from its obligations hereunder.

(d)              The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities.

(e)              If the indemnification provided for in or pursuant to this Section 8 is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnified party on the one hand and the indemnifying party on the other hand from the offering to which such Registration Statement or prospectus relates or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the indemnified party on the one hand and the indemnifying party on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by a party shall be deemed to be in the same respective proportions as the net proceeds from such offering (before deducting expenses) received by such party and the total underwriting discounts and the commissions received by the underwriters therefor, if any bear to the aggregate proceeds received from the sale of Company securities thereunder.  The relative fault of the indemnifying party on the one hand and of the indemnified Person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  In no event shall the liability of any selling Holder be greater in amount than the amount of net proceeds received by such Holder upon such sale or the amount for which such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under Section 8(a) or 8(b) hereof had been available under the circumstances.

9.           Participation in Underwritten Registrations.

No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

10.           Rule 144.

The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, and it will take such further action as any Holder may reasonably request to make available adequate current public information with respect to the Company meeting the current public information requirements of Rule 144(c) under the Securities Act, to the extent required to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.  Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such information and requirements.

11.           Miscellaneous.

(a)              Notices.  All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be hand delivered or mailed postage prepaid by registered or certified mail or by facsimile or electronic mail transmission (with immediate telephone confirmation thereafter), if to the Company:

Box Ships Inc.
15 Karamanli Avenue
Voula, 16673
Athens, Greece
Attention: Robert Perri

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Edward S. Horton
Facsimile No.:  (212) 480-8421

if to the Purchaser:

Neige International Inc.
c/o Allseas Marine S.A.
15, Karamanli Avenue
16673 Voula
Athens, Greece
Attention: Ms. Maria Stefanou
Facsimile No.: + 30 210 89 95 088

or if to another Holder, to the addresses set forth on the counterpart signature pages of this Agreement signed by such Holders.

If to a transferee Holder, to the address of such Holder set forth in the transfer documentation provided to the Company or at such other address as such party each may specify by written notice to the others, and each such notice, request, consent and other communication shall for all purposes of this Agreement be treated as being effective or having been given when delivered personally or upon receipt of facsimile or electronic mail confirmation if transmitted by facsimile or electronic mail, or, if sent by mail, at the time of its receipt.

(b)              No Waivers.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(c)              Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, it being understood that subsequent Holders of the Registrable Securities are intended third party beneficiaries of this Agreement provided, that the transferee or assignee of such rights assumes in writing the obligations of such transferor under this Agreement.

(d)              Governing Law.  The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

(e)              Jurisdiction.  Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the County and State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(f)              Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(g)              Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document.  All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.  This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(h)              Entire Agreement.  This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof.

(i)              Captions.  The headings and other captions in this Agreement are for convenience and reference only and shall not be used in interpreting, construing or enforcing any provision of this Agreement.

(j)              Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(k)              Amendments.  The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given without the prior written consent of the Holders of a majority of the Registrable Securities (as constituted on the date hereof); provided, however, that without a Holder's written consent no such amendment, modification, supplement or waiver shall affect adversely such Holder's rights hereunder in a discriminatory manner inconsistent with its adverse effects on rights of other Holders hereunder (other than as reflected by the different number of shares held by such Holder); provided, further, that the consent or agreement of the Company shall be required with regard to any termination, amendment, modification or supplement of, or waivers or consents to departures from, the terms hereof, which affect the Company's obligations hereunder.  This Agreement cannot be changed, modified, discharged or terminated by oral agreement.

(l)              Aggregation of Shares.  All Registrable Securities held by or acquired by any Affiliated Persons will be aggregated together for the purpose of determining the availability of any rights under this Agreement.

(m)              Equitable Relief.  Without limiting the remedies available, the parties hereto acknowledge that any failure by the Company to comply with its obligations under this Agreement will result in material irreparable injury to the Holders for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of any such failure, any Holder shall have the right to obtain such relief as may be required to specifically enforce the Company's obligations under this Agreement.

(n)              Adjustment for Stock Splits, etc.  The number, percentage, fraction or kind of shares referred to in this Agreement shall be appropriately adjusted for any stock dividend, stock split, reverse stock split, combination, recapitalization, reclassification, merger or consolidation, exchange or distribution in respect of the shares of the Company's capital stock.

(o)              Survival.  This Agreement is intended to survive the consummation of the transactions contemplated by the Purchase Agreement.  The indemnification obligations under Section 8 of this Agreement shall survive the termination of the Company's obligations under Sections 2, 3 and 4 of this Agreement

[Signature Page Follows]

IN WITNESS WHEREOF, this Registration Rights Agreement has been duly executed by each of the parties hereto as of the date first written above.

BOX SHIPS INC.

By:	/s/ Robert Perri
Name: Robert Perri
Title: Chief Financial Officer

NEIGE INTERNATIONAL INC.

By:	/s/ Michael Bodouroglou
Name: Michael Bodouroglou
Title: President